Exhibit 99.1

ASX ANNOUNCEMENT
12 May 2026
Elevra Announces Purchase of Moblan Offtake Rights

North American lithium producer Elevra Lithium Limited (“Elevra” or "Company") (ASX:ELV; NASDAQ:ELVR) is pleased to announce that it has purchased and terminated the spodumene concentrate offtake agreement (“Offtake Agreement”) previously granted to an investment vehicle managed by Waratah Capital Advisors Ltd (“Waratah”) in respect of the Moblan Lithium Project (“Moblan”). Moblan is owned 60% by Elevra and 40% by Investissement Québec.

Following completion of the transaction, Elevra now controls 100% of its pro-rata offtake entitlement from Moblan, enhancing future value realisation from one of North America’s preeminent lithium assets.

Transaction Overview

The terminated Offtake Agreement originated under an October 2021 agreement between Sayona Mining and Waratah which granted Waratah the right to purchase 10% of Sayona’s ownership participation in Moblan’s annual spodumene concentrate production on a life of mine basis priced at a 5% discount to prevailing market prices.

Elevra and Waratah have executed an agreement to terminate the Offtake Agreement and related delivery obligations. In consideration of the termination of the Offtake Agreement, Elevra has agreed to issue Waratah:

•	US$5 million in Elevra Lithium ordinary shares (at an issue price of A$12.20 per share); and
•	US$0.5 million in options (at the same issue price) which are exercisable at a 50% premium to the issue price of Elevra’s ordinary shares issued under this agreement.

The shares will be issued using existing placement capacity and will rank equally with existing Elevra ordinary shares, while the options are exercisable 120 days after closing (closing being 12 May 2026) and up to the third anniversary of the date of closing.

Strategic Rationale

The repurchase strengthens Elevra’s long-term commercial position at Moblan by eliminating a life of mine sales commitment priced at a discount to prevailing market prices. Elevra now controls 100% of the Company’s attributable Moblan offtake, creating increased flexibility to structure supply agreements and financing opportunities.

Elevra’s Chief Executive Officer and Managing Director, Lucas Dow, said: “The original agreement represented a life of mine commitment at a discounted market price. As we explore developing Moblan as a larger project, the ability to purchase the Moblan offtake presented an opportunity to enhance the long-term economics and strategic flexibility of the project. This was achieved through an equity-based transaction which preserves cash as we advance development planning."

Announcement authorised for release by Elevra’s Board of Directors.

ELEVRA LITHIUM • Level 3, 10 Eagle Street • Brisbane QLD 4000 • Australia +61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com

About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec, Canada, United States and Western Australia.

Elevra’s assets comprise North American Lithium (100%), a 60% stake in the Moblan Lithium Project in Central Québec and the Carolina Lithium project (100%) in the United States1.

In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.

For more information, please visit us at www.elevra.com

For more information, please contact:
Andrew Barber
Investor Relations
PH: +617 3369 7058

1. See ASX release dated 11 May 2026, “Elevra enters agreement to sell Ewoyaa Project interest”.
ELEVRA LITHIUM	2